FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For October 21, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [   ]                       No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit         Date                                  Description of Exhibit
   -------         ----                                  ----------------------

      1       10/21/2003     IIJ Announces Revised First Quarter 2003 Results
                             for the Year Ending March 31, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Internet Initiative Japan Inc.


Date:  October 21, 2003             By:   /s/  Koichi Suzuki
                                         -------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

EXHIBIT 1

         IIJ Announces Revised First Quarter Results for the
                      Year Ending March 31, 2004

    TOKYO and NEW YORK--(BUSINESS WIRE)--Oct. 21, 2003--Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced revised financial results for the 1st quarter of the year ending March 31, 2004.

Overview of Revisions to the Financial Results for the 1st Quarter of the Year Ending March 31, 2004

    -- As discussed in our press releases on August 20, 2003, and October 9, 2003, IIJ made a determination to fully write-off its investment in and deposits for and loans to Crosswave Communications Inc. ("Crosswave"), which was formerly an equity method investee of IIJ, and accounts receivable due from Crosswave due to the August 20, 2003 filing of voluntary petition for the commencement of corporate reorganization proceedings in Japan by Crosswave.

    -- The equity method net loss and impairment loss on investment in and deposits for Crosswave was JPY 12.7 billion for the year ended March 31, 2003, and IIJ filed with the United States Securities and Exchange Commission an amended annual report on Form 20-F on October 8, 2003, with audited financial statements reflecting these losses for the fiscal year ended March 31, 2003.

    -- Although IIJ announced its unaudited financial results for the 1st quarter of the year ending March 31, 2004 on August 13, 2003 (including consolidated balance sheets, condensed consolidated statements of operation and condensed consolidated cash flows), IIJ has revised this financial statement data to reflect the effects caused by the write-off described above regarding Crosswave.

    -- The major revisions in the revised financial results to the previously announced financial results for the 1st quarter for the year ending March 31, 2004 are as follows:

        - As IIJ has fully written-off its investment in and deposits for Crosswave at March 31, 2003, the accumulated deficit carried forward to the 1st quarter of the year ending
          March 31, 2004 from the year ended March 31, 2003 increased by JPY 7.2 billion.

        - As IIJ has already fully recognized impairment loss on investment in and deposits for Crosswave at March 31, 2003 for the full value of IIJ's investment in Crosswave at March 31, 2003 and no longer accounts for Crosswave under the equity method, the revised results for the 1st quarter for the year ending March 31, 2004 exclude equity method net loss for Crosswave of JPY 1.33 billion that was included in the previously announced financial results for the 1st quarter.

        - As IIJ has fully written-off the loans of JPY 1.72 billion that IIJ extended to Crosswave in May and June 2003, impairment loss on investment, advances and deposits for Crosswave has increased to JPY 1.72 billion.

        - IIJ has fully written-off accounts receivable due from Crosswave of JPY 150 million. As JPY 120 million of the amount is a result of write-offs by IIJ's subsidiaries, minority interests decreased by JPY 50 million and minority interests profit and loss increased by the same amount.

    -- Other information, including revenues, details of expenses, and number of contracts in its unaudited consolidated balance sheets, consolidated statements of operation and condensed consolidated cash flows, remain unchanged.

    -- The remaining direct financial impact resulting from Crosswave's corporate reorganization proceedings will be JPY
        0.3 billion of accounts receivable due from Crosswave prior to entering corporate reorganization that IIJ plans to write off in the 2nd quarter of the year ending March 31, 2004.

Summary of Revisions to the Financial Results for the 1st quarter of the year ending March 31, 2004



                                                       (JPY Million)

                                                     Figures  Revised
                                                    Announced Figures
                                                    on August    on
                                                    13, 2003  October
                                                                 21,
                                                                2003
----------------------------------------------------------------------
The major items in consolidated statements of
 operations
----------------------------------------------------------------------
    Total revenues                                      8,344   8,344
----------------------------------------------------------------------
    Total costs                                         7,868   7,868
----------------------------------------------------------------------
    Total costs and expenses (*1)                       9,404   9,550
----------------------------------------------------------------------
    Operating loss                                     -1,060  -1,206
----------------------------------------------------------------------
    Other expenses                                        204     204
----------------------------------------------------------------------
    Loss before income tax expense (benefit)           -1,264  -1,410
----------------------------------------------------------------------
    Income tax expense (benefit)                         -390    -390
----------------------------------------------------------------------
    Minority interests in consolidated subsidiaries       202     255
----------------------------------------------------------------------
    Equity in net loss of equity method investees      -1,317  -1,709
       Equity method net loss                          -1,317      11
       Impairment loss on investment, advances and
       deposits for Crosswave (*2)                          0  -1,720
----------------------------------------------------------------------
    Net loss                                           -1,989  -2,475
----------------------------------------------------------------------
The amended items on the consolidated balance sheets
----------------------------------------------------------------------
    Accounts receivable, net                            6,024   5,889
----------------------------------------------------------------------
    Other current assets                                  556     534
----------------------------------------------------------------------
    Investments in and Advances to Equity Method
     Investees (*3)                                     3,689   1,142
----------------------------------------------------------------------
    Restricted Cash (*4)                                5,000       0
----------------------------------------------------------------------
    Accounts payable                                    4,411   4,407
----------------------------------------------------------------------
    Accumulated deficit                               -29,521 -37,160
----------------------------------------------------------------------
    Total shareholders' equity (capital deficiency)    -2,872 -10,512
----------------------------------------------------------------------
The other amended items
----------------------------------------------------------------------
    Basic Net Loss Per Share (JPY thousand)                88     109
----------------------------------------------------------------------
    Basic Net Loss Per ADS Equivalent (JPY)             43.98   54.72
----------------------------------------------------------------------
    Adjusted EBITDA (*5)                                  -97    -243
----------------------------------------------------------------------


*1 Increased by JPY 150 million due to the determination to fully write-off accounts receivable due from Crosswave.

*2 Increased by JPY 1.72 billion due to the determination to fully write-off JPY 1.72 billion in respect of loans extended by IIJ to Crosswave.

*3 Decreased by JPY 2.55 billion as a result of the determination to write-off all the investments in Crosswave of JPY 2.16 billion at the end of March 2003 and the determination to write off the loans extended to Crosswave of JPY 1.72 billion, being only partially offset by the removal of the equity method net loss for Crosswave of JPY 1.33 billion from the financial statements for the 1st quarter of the year ending March 31, 2003.

*4 Decreased by JPY 5.0 billion due to write-off of the restricted cash relating Crosswave at the end of March 2003.

*5 Please refer to the Reconciliation of Non-GAAP Financial Measures to the most directly comparable GAAP financial measure below.

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net loss per the consolidated statements of operations prepared and presented in accordance with U.S. generally accepted accounting principles.



                                                        (JPY Million)

Adjusted EBITDA                                                  -243
----------------------------------------------------------------------
  Depreciation and amortization (*1)                             -963
======================================================================
Operating loss                                                 -1,206
----------------------------------------------------------------------
  Other expenses                                                 -204
----------------------------------------------------------------------
  Income tax benefit                                              390
----------------------------------------------------------------------
  Minority interests in consolidated subsidiaries                 255
----------------------------------------------------------------------
  Equity in net loss of equity method investees                -1,710
======================================================================
Net loss                                                       -2,475
----------------------------------------------------------------------


*1 Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.

    Improvement of Capital Structure

    As indicated in our press release of September 16, 2003, IIJ has completed a private placement to NTT Group (Nippon Telegraph and Telephone Corporation and NTT Communications Corporation), Itochu Corporation, Sumitomo Corporation and three other companies totaling JPY 12,000,649,500. This capital injection will improve IIJ's capital structure and help to offset the financial impact of the commencement of corporate reorganization proceedings by Crosswave.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.



                    INTERNET INITIATIVE JAPAN INC.
                    -------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
           -------------------------------------------------
For the Three Months Ended Jun 30, 2003, Jun 30, 2002 and Mar 31, 2003
    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars
             (USD) Except for Per Share and ADS Data) (1)


                                           Year-over-year Comparison

                                                  Jun 30, 2003
                                         -----------------------------
                                                                % of
                                                               Total
                                         USD (1)      JPY     Revenues
                                         -------- ----------- --------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services           27,707   3,321,229     39.8%
      Dial-up access services              6,402     767,418      9.2
      Value-added services                 8,235     987,198     11.9
      Other                                4,336     519,709      6.2
                                         -------- ----------- --------
        Total connectivity and value-
             added services               46,680   5,595,554     67.1

      Systems integration revenues        20,088   2,407,923     28.8
      Equipment sales                      2,841     340,569      4.1
                                         -------- ----------- --------
              Total revenues              69,609   8,344,046    100.0
                                         -------- ----------- --------

Costs and expenses:
Cost of connectivity and value-added
 services                                 43,665   5,234,158     62.7
Cost of systems integration revenues      19,383   2,323,392     27.9
Cost of equipment sales                    2,594     310,946      3.7
                                         -------- ----------- --------
              Total costs                 65,642   7,868,496     94.3

Sales and marketing                        8,117     973,054     11.7
General and administrative                 5,106     612,047      7.3
Research and development                     802      96,098      1.2
                                         -------- ----------- --------
             Total costs and
              expenses                    79,667   9,549,695    114.5

                                         -------- ----------- --------
Operating loss                           (10,058) (1,205,649)   (14.5)
                                         -------- ----------- --------

Other expenses                            (1,705)   (204,398)    (2.4)

                                         -------- ----------- --------
Loss before income tax expense(benefit)  (11,763) (1,410,047)   (16.9)
                                         -------- ----------- --------

Income tax expense(benefit)               (3,254)   (390,035)    (4.7)
Minority interests in consolidated
 subsidiaries                              2,126     254,886      3.0
Equity in net loss of equity method
 investees:
    Equity method net income(loss)            88      10,559      0.1
    Impairment loss on investment,
     advances and deposits for Crosswave (14,349) (1,719,981)   (20.6)

                                         -------- ----------- --------
Net loss                                 (20,644) (2,474,548)  (29.7%)
                                         ======== =========== ========

Basic Net Loss Per Share                            (109,440)
Basic Net Loss Per ADS Equivalent                     (54.72)
Weighted Average Number of Shares                     22,611
Weighted Average Number of ADS
 Equivalents                                      45,222,494


                                                   Jun 30, 2002
                                          ----------------------------
                                                        % of
                                                       Total     YOY
                                              JPY     Revenues  Chg %
                                          ----------- -------- -------
Revenues:
      Connectivity and value-added
       services:
      Dedicated access services            3,523,334     35.8%  (5.7%)
      Dial-up access services                822,268      8.3    (6.7)
      Value-added services                   865,161      8.8    14.1
      Other                                  408,925      4.2    27.1
                                          ----------- -------- -------
            Total connectivity and
             value-added services          5,619,688     57.1    (0.4)

      Systems integration revenues         3,329,058     33.8   (27.7)
      Equipment sales                        900,456      9.1   (62.2)
                                          ----------- -------- -------
              Total revenues               9,849,202    100.0   (15.3)
                                          ----------- -------- -------

Costs and expenses:
Cost of connectivity and value-added
 services                                  5,092,515     51.7     2.8
Cost of systems integration revenues       2,987,373     30.3   (22.2)
Cost of equipment sales                      876,012      8.9   (64.5)
                                          ----------- -------- -------
              Total costs                  8,955,900     90.9   (12.1)

Sales and marketing                          749,361      7.6    29.9
General and administrative                   517,316      5.3    18.3
Research and development                      90,780      0.9     5.9
                                          ----------- -------- -------
              Total costs and
               expenses                   10,313,357    104.7    (7.4)
                                          ----------- -------- -------
Operating loss                              (464,155)    (4.7)  159.8
                                          ----------- -------- -------

Other expenses                              (520,836)    (5.3)  (60.8)

                                          ----------- -------- -------
Loss before income tax expense(benefit)     (984,991)   (10.0)   43.2
                                          ----------- -------- -------

Income tax expense(benefit)                  161,301      1.6  (341.8)
Minority interests in consolidated
 subsidiaries                                 66,950      0.7   280.7
Equity in net loss of equity method
 investees:
    Equity method net income(loss)        (1,515,675)   (15.4) (100.7)
    Impairment loss on investment,
     advances and deposits for
     Crosswave

                                          ----------- -------- -------
Net loss                                  (2,595,017)  (26.3%)  (4.6%)
                                          =========== ======== =======

Basic Net Loss Per Share                    (115,437)
Basic Net Loss Per ADS Equivalent             (57.72)
Weighted Average Number of Shares             22,480
Weighted Average Number of ADS
 Equivalents                              44,960,000


                                             Sequential Comparison
                                                 Mar 31, 2003
                                         -----------------------------
                                                        % of
                                                        Total    QOQ
                                              JPY      Revenues  Chg %
                                          ----------- --------  ------
Revenues:
  Connectivity and value-added services:
  Dedicated access services               3,341,255     25.6%   (0.6%)
  Dial-up access services                   764,958      5.9      0.3
  Value-added services                      931,399      7.2      6.0
  Other                                     381,206      2.9     36.3
                                         ----------- -------- --------
     Total connectivity and value-added
      services                            5,418,818     41.6      3.3

    Systems integration revenues          4,905,429     37.6    (50.9)
    Equipment sales                       2,712,192     20.8    (87.4)
                                         ----------- -------- --------
                     Total revenues      13,036,439    100.0    (36.0)
                                         ----------- -------- --------

Costs and expenses:
Cost of connectivity
  and value-added services                5,033,266     38.6      4.0
Cost of systems integration revenues      4,247,690     32.6    (45.3)
Cost of equipment sales                   2,638,334     20.2    (88.2)
                                                  ----------- --------

        Total costs                      11,919,290     91.4   (34.0)

Sales and marketing                         789,234      6.0    23.3
General and administrative                  661,502      5.1    (7.5)
Research and development                    112,845      0.9   (14.8)
                                         ----------- -------- --------
           Total costs and
             expenses                    13,482,871    103.4   (29.2)

                                         ----------- -------- --------
Operating loss                            (446,432)    (3.4)   170.1
                                         ----------- -------- --------

Other expenses                            (360,292)    (2.8)   (43.3)

                                         ---------- -------- --------
Loss before income tax expense(benefit)   (806,724)    (6.2)    74.8
                                         ----------- -------- --------

Income tax expense(benefit)                 97,256      0.8   (501.0)
Minority interests in consolidated
 subsidiaries                               21,342      0.2  1,094.3
Equity in net loss of equity
 method investees:
  Equity method net income(loss)        (1,253,875)    (9.6)  (100.8)
  Impairment loss on
   investment, advances
   and deposits for Crosswave           (7,153,087)   (54.9)  (76.0)

                                         ----------- -------- --------
Net loss                                (9,289,600)  (71.3%)  (73.4%)
                                         =========== ======== ========

Basic Net Loss Per Share                  (413,238)
Basic Net Loss Per ADS Equivalent          (206.62)
Weighted Average Number of Shares           22,480
Weighted Average Number of
 ADS Equivalents                        44,960,000


Note (1):   The translation of Japanese yen amounts into US dollar
            amounts with respect to the three months ended Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 119.87
            =$1, the approximate rate of exchange on Jun 30, 2003.


                    INTERNET INITIATIVE JAPAN INC.
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------
    As of Jun 30, 2003, Jun 30, 2002 and Mar 31, 2003 (Expressed in
      Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

                                                 Jun 30, 2003
                                        ------------------------------
                                         USD (1)      JPY         %
                                        --------- ------------ -------
ASSETS
---------------------------------------
Current Assets:
Cash                                      23,517    2,819,007    10.2%
Accounts receivable, net                  49,131    5,889,315    21.3
Inventories                                2,903      347,971     1.3
Prepaid expenses                           7,057      845,908     3.1
Other current assets                       4,455      534,025     1.9

                                        --------- ------------ -------
            Total current assets          87,063   10,436,226    37.8

Investments in and Advances to Equity
 Method Investees                          9,525    1,141,728     4.1
Other Investments                         33,100    3,967,719    14.4
Property and Equipment, net               77,121    9,244,442    33.5
Restricted Cash
Guarantee Deposits                        17,370    2,082,118     7.6
Other Assets                               5,959      714,367     2.6

                                        --------- ------------ -------
            Total assets                 230,138   27,586,600   100.0%
                                        ========= ============ =======

LIABILITIES AND
---------------------------------------
         SHAREHOLDERS' EQUITY
---------------------------------------
Current Liabilities:
Short-term borrowings                     47,346    5,675,341    20.6%
Accounts payable                          36,764    4,406,928    16.0
Accrued expenses                           4,482      537,236     1.9
Other current liabilities                  4,526      542,538     1.9
Long-term borrowings-current portion      12,892    1,545,452     5.6
Capital lease obligations-current
 portion                                  22,333    2,677,038     9.7

                                        --------- ------------ -------
            Total current liabilities    128,343   15,384,533    55.7

Long-term Borrowings                      28,527    3,419,555    12.4
Convertible Notes                        125,135   15,000,000    54.4
Capital Lease Obligations-Noncurrent      28,429    3,407,735    12.3
Accrued Retirement and Pension Costs         624       74,764     0.3
Other Noncurrent Liabilities               1,565      187,579     0.7

                                        --------- ------------ -------
            Total liabilities            312,623   37,474,166   135.8
                                        --------- ------------ -------

Minority Interest                          5,211      624,609     2.3
                                        --------- ------------ -------

Shareholders' Equity:
Common stock(2)                           64,779    7,765,048    28.2
Additional paid-in capital(2)            148,086   17,751,065    64.3
Accumulated deficit                     (310,001) (37,159,839) (134.7)
Accumulated other comprehensive income     9,441    1,131,644     4.1
Treasury stock                                (1)         (93)    0.0

                                        --------- ------------ -------
            Total shareholders' equity   (87,696) (10,512,175)  (38.1)

                                        --------- ------------ -------
            Total liabilities and
             shareholders' equity        230,138   27,586,600   100.0%
                                        ========= ============ =======



                                  Jun 30, 2002        Mar 31, 2003
                             ------------------- ---------------------
                                 JPY          %      JPY            %
                             ------------ ------ ------------ --------
ASSETS
--------------------------
Current Assets:
Cash                           6,014,693   14.7%   3,588,352     11.2%
Accounts receivable, net       6,872,763   16.7   10,253,096     32.0
Inventories                      272,821    0.7      417,666      1.3
Prepaid expenses                 645,763    1.6      564,501      1.7
Other current assets             140,162    0.3      932,873      2.9

                             ------------ ------ ------------ --------
            Total current
             assets           13,946,202   34.0   15,756,488     49.1

Investments in and Advances
 to Equity Method Investees    7,396,756   18.0    1,116,020      3.5
Other Investments              4,954,787   12.0    3,040,189      9.5
Property and Equipment,
 net                           7,709,559   18.8    9,151,572     28.5
Restricted Cash                5,000,000   12.2
Guarantee Deposits             1,302,234    3.2    2,205,652      6.9
Other Assets                     743,614    1.8      794,455      2.5

                             ------------ ------ ------------ --------
            Total assets      41,053,152  100.0%  32,064,376    100.0%
                             ============ ====== ============ ========

LIABILITIES AND
--------------------------
   SHAREHOLDERS' EQUITY
--------------------------
Current Liabilities:
Short-term borrowings          4,550,835   11.1%   4,823,599     15.0%
Accounts payable               4,834,546   11.8    8,406,170     26.2
Accrued expenses                 317,968    0.8      389,495      1.2
Other current liabilities        556,494    1.3      551,985      1.7
Long-term borrowings-
 current portion               1,400,000    3.4    1,943,735      6.1
Capital lease obligations-
 current portion               2,060,284    5.0    2,716,386      8.5

                             ------------ ------ ------------ --------
            Total current
             liabilities      13,720,127   33.4   18,831,370     58.7

Long-term Borrowings           3,400,000    8.3    3,456,265     10.8
Convertible Notes             15,000,000   36.6   15,000,000     46.8
Capital Lease Obligations-
 Noncurrent                    2,800,483    6.8    3,635,780     11.3
Accrued Retirement and
 Pension Costs                    91,037    0.2       80,601      0.3
Other Noncurrent
 Liabilities                     163,686    0.4      185,201      0.6

                             ------------ ------ ------------ --------
            Total
             liabilities      35,175,333   85.7   41,189,217    128.5
                             ------------ ------ ------------ --------

Minority Interest                965,796    2.3      879,495      2.7
                             ------------ ------ ------------ --------

Shareholders' Equity:
Common stock(2)                7,082,336   17.3    7,082,336     22.1
Additional paid-in
 capital(2)                   17,068,353   41.6   17,068,353     53.2
Accumulated deficit          (20,803,486) (50.7) (34,685,291)  (108.2)
Accumulated other
 comprehensive income          1,564,820    3.8      530,266      1.7
Treasury stock

                             ------------ ------ ------------ --------
    Total shareholders'
     equity                    4,912,023   12.0  (10,004,336)   (31.2)

                             ------------ ------ ------------ --------
    Total liabilities
     and shareholders'
     equity                   41,053,152  100.0%  32,064,376    100.0%
                             ============ ====== ============ ========

Note (1):   The translation of Japanese yen amounts into US dollar
            amounts with respect to Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.87 =$1, the approximate rate of exchange on Jun 30, 2003.

Note (2):   New 3,265 shares have been issued on Jun 26, 2003, in the
            amount of JPY1,365,423.


                    INTERNET INITIATIVE JAPAN INC.
                   -------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
For the Three Months Ended Jun 30, 2003, Jun 30, 2002 and Mar 31, 2003
           (Expressed in Thousands of Japanese Yen (JPY) and
                        U.S. Dollars (USD)) (1)

                              Jun 30, 2003   Jun 30, 2002 Mar 31, 2003
                          ------------------- ----------- -----------
                          USD (1)      JPY        JPY         JPY
                          -------- ---------- ----------- -----------
Operating Activities:
  Net loss               (20,644) (2,474,548) (2,595,017) (9,289,600)
  Depreciation and
   amortization            8,261     990,190     820,252     933,374
  Equity method net
   loss (income)             (88)    (10,559)  1,515,675   1,253,875
  Impairment loss on
   investment,
   advances and
   deposits for
   Crosswave              14,349   1,719,981           -   7,153,087
  Minority interests
   in net loss of
   consolidated
   subsidiaries           (2,126)   (254,886)    (66,950)    (21,342)
  Foreign exchange
   losses                     27       3,245     134,820     149,262
  Losses on other
   investments               313      37,572      78,819     184,723
  Decrease
   (increase) in
   accounts
   receivable             35,280   4,229,010   2,109,969  (2,983,254)
  Increase
   (decrease) in
   accounts payable      (30,625) (3,671,049) (1,996,362)  2,200,392
  Decrease in
   inventories               581      69,689     347,588     392,051
  Deferred income
   taxes                  (3,301)   (395,698)    152,840      91,486
  Other                    3,449     413,421     (45,560)    426,284
                         -------- ----------- ----------- -----------
  Net cash provided
   by operating
   activities              5,476     656,368     456,074     490,338
                         -------- ----------- ----------- -----------

Investing Activities:

 Purchase of
  property and
  equipment               (7,789)   (933,646)   (424,321)   (163,592)
 Proceeds from
  sale-leaseback               -           -           -      66,940
 Proceeds from
  sales of other
  investment                 289      34,672       8,553      13,663
 Investments in and
  advances to
  equity method
  investees              (14,349) (1,719,981)    (56,250)          -
 Purchase of other
  investments               (108)    (12,971)          -           -
 Deposit to
  restricted cash              -           -  (5,000,000)          -
 Refund (payment)
  of guarantee
  deposits-net             1,032     123,632     (36,155) (1,387,210)
 Other                         -          11     (10,696)     (7,606)
                          -------- ----------- ----------- -----------
   Net cash used in
     investing
     activities          (20,925) (2,508,283) (5,518,869) (1,477,805)
                          -------- ----------- ----------- -----------

Financing Activities:

 Proceeds from
  long-term
  borrowings                   -           -           -   2,000,000
 Repayments of
  long-term
  borrowings              (3,629)   (434,994)          -  (1,200,000)
 Principal payments
  under capital
  leases                  (5,822)   (697,830)   (566,505)   (656,238)
 Net increase in
  short-term
  borrowings               7,106     851,742     730,603     312,854
 Proceeds from
  issuance of
  common stock            11,391   1,365,424           -           -
                         -------- ----------- ----------- -----------
 Net cash provided
  by financing
  activities               9,046   1,084,342     164,098     456,616
                          -------- ----------- ----------- -----------
Effect of Exchange Rate
 Changes on Cash             (15)     (1,772)   (132,529)   (151,410)
                          -------- ----------- ----------- -----------
Net Decrease in Cash      (6,418)   (769,345) (5,031,226)   (682,261)
                          -------- ----------- ----------- -----------
Cash, Beginning of
 Period                   29,935   3,588,352  11,045,919   4,270,613
                          -------- ----------- ----------- -----------
Cash, End of Period       23,517   2,819,007   6,014,693   3,588,352
                          ======== =========== =========== ===========


Note (1):   The translations of Japanese yen amounts into US dollar
            amounts with respect to the three months ended Jun 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY119.87
            =$1, the approximate rate of exchange on Jun 30, 2003.

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